

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 23, 2010

<u>VIA US MAIL AND FAX</u>

Ms. Katherine McDermott
Chief Financial Officer
American Technology Corporation
15378 Avenue of Science, Suite 100,
San Diego, California 92128

      Re: American Technology Corporation
          Form 10-K for the Fiscal Year Ended September 30. 2009
          Filed December 1, 2009
          File No. 0-24248

Dear Ms. McDermott:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director